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Martin Dozier	Direct Dial: 404-881-4932	Email: martin.dozier@alston.com

December 6, 2022

VIA EDGAR

Christopher R. Bellacicco

Attorney-Adviser

U.S. Securities and Exchange Commission Division of Investment Management 100 F Street NE Washington, DC 20549

Re:	AOG Institutional Diversified Fund (File No. 811-23764) AOG Institutional Diversified Tender Fund (File No. 811-23766) AOG Institutional Diversified Master Fund (File No. 811-23765)

Dear Mr. Bellacicco:

This letter sets forth the response of our clients, AOG Institutional Diversified Fund (the “Auction Fund”), AOG Institutional Diversified Tender Fund (the “Tender Offer Fund”), and AOG Institutional Diversified Master Fund (the “Master Fund” and together with the Auction Fund and the Tender Offer Fund, the “Issuer”), to the oral comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), given via telephone conference on November 17, 2022 (the “Comment Letter”), pertaining to the amended registration statements filed on Form N-2/A on October 19, 2022 (the “Registration Statements”).

The Applicant’s responses to the Staff’s comments contained in the Comment Letter are set out in the order in which the comments were set out in the Comment Letter and are numbered accordingly.

TENDER OFFER FUND SECURITIES ACT FILING

1.                   New Comment: Please file an initial registration statement on Form N-2 for AOG Institutional Diversified Tender Fund, to register with the SEC under the Securities Act of 1933, as amended (the “Securities Act”).

Response: The Issuer undertakes to file an initial registration statement on Form N-2 for the Tender Offer Fund to register with the SEC under the Securities Act.

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Mr. Christopher R. Bellacicco December 6, 2022 Page 2

 AUCTION FUND AND TENDER OFFER FUND

Prospectus

Cover page

2.                   Comment: The second full paragraph on the second cover page states that “[s]hares will not be listed on a public exchange.” Please add a sentence after this stating that “[i]nvestors will not be able to sell their shares in the first 12-18 months of AOG Institutional Diversified Fund’s operations.”

Response: The following sentence has been removed from the Registration Statements: “[s]hares will not be listed on a public exchange.” Additionally, on page. 3 under the section titled “Purchase, Exchange and Repurchase of Shares”, the Registration Statement states that “During the first 12-18 months of the Auction Fund’s operations, investors (i) will be able to purchase Auction Fund Shares monthly directly from the Auction Fund at their net asset value (“NAV”) calculated as of the last business day of each month, and (i) will not be able to sell their Auction Fund Shares.”

Follow On Comment: Please add “[s]hares will not be listed on a public exchange” back into the disclosure on the cover page or explain why it has been removed.

Response: The Issuer undertakes to include the sentence “[s]hares will not be listed on a public exchange” on the cover page of the Registration Statement and will add a sentence after stating that “[i]nvestors will not be able to sell their shares in the first 12-18 months of AOG Institutional Diversified Fund’s operations.”

Limitations Involving Asset Classes, Industries and Investment Funds – page 6-7

3.                   Comment: For any wholly-owned subsidiary of the Funds (or subsidiary of such subsidiary), please disclose, as applicable:

a.	that the Fund complies with the provisions of the Investment Company Act of 1940, as amended (the “1940 Act”) governing investment policies (Section 8);
b.	that any investment adviser to the subsidiary complies with the provisions of the 1940 Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. Any investment advisory agreement between the subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Fund and the subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund’s and the subsidiary’s investment advisory agreements may be combined;
c.	that each subsidiary complies with the provisions relating to affiliated transaction and custody (Section 17). Please identify the custodian of the subsidiary, if any.
d.	Please also confirm in correspondence that: (i) the subsidiary’s management fee (including any performance fee), if any, will be included in “Management Fees” and the subsidiary’s expenses will be included in “Other Expenses” in the Fund’s prospectus fee table; and (ii) the subsidiary and its board of directors will agree to inspection by the staff of the subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Response:

Mr. Christopher R. Bellacicco December 6, 2022 Page 3
a.	The Issuer included the requested disclosure on pg. 7 of the Amended Registration Statements.
b.	The Issuer included the requested disclosure on pg. 7 of the Amended Registration Statements. The Issuer confirms that any investment advisory agreement between the subsidiary and its investment adviser will be filed as an exhibit to the Amended Registration Statements.
c.	The Issuer has included the requested disclosure on pg. 7 of the Amended Registration Statements.
d.	The Issuer confirms that (i) the subsidiary’s management fee will be included in “Management Fees” and the subsidiary expenses will be included in “Other Expenses” in the Issuer’s prospectus fee table and (ii) the subsidiary and its board of directors, if applicable, will agree to inspection by the staff of the subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Follow On Comment: Please include the same disclosure requested in the initial comment for entities that are “primarily controlled” by the Fund, as defined by the 1940 Act.

Response: The Issuer undertakes to include the requested disclosure as it relates to entities that are “primarily controlled” by the Fund in the next pre-effective amendment. The Issuer also confirms that (i) the primarily controlled entity’s management fee will be included in “Management Fees” and the primarily controlled entity’s expenses will be in included in “Other Expenses” in the “Issuer’s prospectus fee table and (ii) the primarily controlled entity and its board of directors, if applicable, will agree to inspection by the staff of the primarily controlled entity’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

U.S. Federal Income Tax Matters – page 24

4.                   Comment: With respect to the discussion of the Fund providing a Form 1099 tax reporting document, if applicable:

a.	Please include disclosure indicating that entities in which the Master Fund may invest, such as REITs and certain partnerships, may not provide complete and final tax information to the Master Fund until after the Funds issue a Form 1099 tax reporting document to shareholders. As a result, the Funds may need to reclassify the amount and character of their distributions to shareholders after issuing their Form 1099. When such a reclassification is necessary, a Fund will send shareholders a corrected, final Form 1099 to reflect the reclassified information, and shareholders should use the information on this corrected Form 1099 in completing their tax returns.
b.	Please also consider briefly disclosing this on the cover page of the prospectus, including a cross-reference to where this is discussed in greater detail in the prospectus.

Response:

a.	The Issuer has included the requested disclosure in the Amended Registration Statements.
b.	The Issuer has included the disclosure on the cover page of the prospectus, including a cross-reference to where the disclosure is discussed in greater detail in the prospectus.

Mr. Christopher R. Bellacicco December 6, 2022 Page 4

Follow On Comment: Please include disclosure indicating that entities in which the Master Fund may invest, such as REITs and certain partnerships, may not provide complete and final tax information to the Master Fund until after the Funds issue a Form 1099 tax reporting document to shareholders to pg. 24 of the Registration Statements.

Response: The Issuer undertakes to include the requested disclosure to pg. 24 in the next pre-effective amendment.

Summary of Fees and Expenses – page 26

5.                   Comment: The introductory paragraph to this section refers to the fees and expenses that the Auction Fund expects to incur. However, there is no reference to fees and expenses that the Tender Offer Fund expects to incur. Please provide a fee table reflecting these expenses or explain why a fee table for only the Auction Fund is necessary.

Response: The Issuer submits a summary of fees and expenses table is unnecessary at this time. At present, the Tender Offer Fund has no assets or shareholders, and has thus incurred no fees or expenses. The fees and expenses are allocated between both the Master Fund and the Auction Fund based on which fees and expenses are fund-specific. Therefore, the Master Fund’s summary of fees and expenses table is substantially similar to that of the Auction Fund, except for those fund-specific fees and expenses. The Issuer undertakes to amend the Registration Statements once the Tender Offer Fund has assets and shareholders to reflect any applicable fees and expenses.

Follow On Comment: The staff notes that a fee table for the Tender Offer Fund should be included in the prospectus. Please include a separate column for the Tender Offer Fund expenses in the fee table.

Response: The Issuer undertakes to include a column for Tender Offer Fund expenses in the fee table in the next pre-effective amendment.

The Adviser – page 65

25.               Comment: The disclosure states that “[a] discussion regarding the basis for the Board’s approval of the Investment Advisory Agreement will be available in the Funds’ Semi-Annual Report to Shareholders for the period ended June 30, 2021.” Please revise this to say June 30, 2022.

Response: The Issuer provided the requested revision in the Amended Registration Statements.

Follow on Comment: The staff notes that the Semi Annual Report included in the N-2/A filed on October 19, 2022 states that it covers the period ended March 31, 2022. Please clarify and confirm the correct period covered by the Funds’ Semi-Annual Report to Shareholders.

Response: The Issuer undertakes to clarify and confirm the correct period covered by the Funds’ Semi-Annual Reports to Shareholders in the next pre-effective amendment.

Portfolio Management – page 65

Mr. Christopher R. Bellacicco December 6, 2022 Page 5

26.               Comment: As the Funds may invest in securities in foreign markets as part of their principal investment strategy, please provide a basis to assess the expertise and experience of the Adviser with respect to foreign investments. See Guide 9 to Form N-2.

Response: The Adviser will leverage the expertise of the selected ETFs in evaluating any foreign market exposure. Foreign market investments will not represent a meaningful portion of the Issuer’s investments.

Follow On Comment: If foreign markets will not represent a meaningful portion of the Issuer’s investment, please revise the prospectus accordingly.

 Response: The Issuer undertakes to remove the disclosure in the prospectus related to investments in foreign markets in the next pre-effective amendment.

 Other Service Providers – page 66

 27.               Comment: The disclosure states that “each Fund pays Ultimus a fee based on the average net assets of the Fund . . .. .” Please disclose this fee. See Item 9.1.d of Form N-2.

Response: After conferring with Ultimus, the Issuer respectfully declines to include additional disclosure regarding Ultimus’ fees, as this information is customarily treated as private and confidential and is not material. Please note that the fees paid by the Issuer to Ultimus for the most recent fiscal year will be included in a 486B post-effective amendment filing. The fees paid by the Issuer to Ultimus are also included in the annual and semi-annual reports to shareholders, which are filed with the SEC on Form N-CSR.

 Follow On Comment: Item 9.1.d of Form N-2 requires disclosure of the fee each Fund pays to Ultimus. Please disclose this fee.

Response: The Issuer undertakes to disclose the fee paid to Ultimus in the next pre-effective amendment.

Repurchase Offers by the Tender Offer Fund – page 80

28.               Comment: Please disclose any adverse tax consequences to a shareholder that may arise as a result of a tender offer. The staff notes that the discussion in the penultimate paragraph on this page suggests that a tendering shareholder may be paid in cash or in-kind, or a combination of both. If accurate, please disclose any risks related to a receipt of in-kind assets in a tender offer.

Response: The Issuer has included the requested disclosure in the Amended Registration Statements.

Follow On Comment: Please advise the staff on where the requested disclosure is located in the prospectus.

Response: The respectfully points the Staff to the fifth paragraph on pg. 79 of the Registration Statements which states: “Although dividends generally will be treated as distributed when paid, any dividend declared by the Fund in October, November or December and payable to shareholders of record in such a month that is paid during the following January will be treated for U.S. federal income tax purposes as received by shareholders on December 31 of the calendar year in which it was declared. Distributions

Mr. Christopher R. Bellacicco December 6, 2022 Page 6

will be treated in the manner described above regardless of whether such distributions are paid in cash or in kind.” (emphasis added)

Description of Capital Structure and Shares – page 86

29.               Comment: The last sentence of this section states that only the Auction Fund intends to offer additional share classes if the SEC grants exemptive relief. Please briefly discuss how any additional classes would differ from the class currently being registered and whether all share classes of the Auction Fund will be permitted to participate in monthly auctions and exchange Shares for Tender Offer Fund Shares. Please also discuss whether the terms of exchange will be the same for each Share class (e.g., will all shareholders receive the same Tender Offer Fund Shares?).

Response: At the present time, the Issuer has not applied for exemptive relief. Upon application, the Issuer will supplement the prospectus accordingly.

Follow On Comment: Does the Issuer expect to apply for multi-class exemptive relief?

Response: The Issuer is expecting to apply for multi-class exemptive relief and undertakes to report to the Staff regarding timing of the application filing.

If you have any further questions or comments, please do not hesitate to contact me at (404) 881-4932.

Sincerely,

                                             Martin Dozier

cc:         Frederick Baerenz, President and Chief Executive Officer